Filed pursuant to Rule 424(b)(3)

Registration No. 333-161449

KBS LEGACY PARTNERS APARTMENT REIT, INC.

SUPPLEMENT NO. 6 DATED JULY 25, 2012

TO THE PROSPECTUS DATED APRIL 13, 2012

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated April 13, 2012, as supplemented by supplement no. 1 dated April 13, 2012. This supplement no. 6 supersedes and replaces supplements no. 2 through 5 to the prospectus. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	information with respect to our real estate investments, including yield on real estate investments and outstanding debt obligations;

•	selected financial data;

•	funds from operations for the three months ended March 31, 2012 and 2011 and the years ended December 31, 2011 and 2010;

•	distributions declared and paid for the year ended December 31, 2011 and the first quarter of 2012;

•	distributions declared for June 2012 through August 2012;

•	fees earned by and expenses reimbursable to our advisor and the dealer manager;

•	information regarding our share redemption program;

•	information regarding our indebtedness;

•	updated risks related to an investment in us;

•	quantitative and qualitative disclosures about market risk as of and for the three months ended March 31, 2012;

•	information regarding experts; and

•	information incorporated by reference.

Status of the Offering

We commenced this offering of 280,000,000 shares of common stock on March 12, 2010. As of July 6, 2012, we had sold 8,987,944 shares of common stock in this offering for gross offering proceeds of $89.3 million, including 125,928 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $1.2 million. As of July 6, 2012, there are 271,012,056 shares of common stock available for sale in this offering including 79,874,072 shares under the dividend reinvestment plan.

On May 31, 2012, we filed a registration statement on Form S-11 with the SEC to register a follow-on public offering. Pursuant to the registration statement, we propose to register up to $2,000,000,000 of shares of common stock in a primary offering. We also expect to register up to $760,000,000 of shares pursuant to our dividend reinvestment plan. We currently expect to commence the follow-on offering during the first quarter of 2013.

Real Estate Investment Summary

As of March 31, 2012, we owned two apartment complexes, containing 700 units and encompassing 631,668 rentable square feet, which were 95% occupied. The following table provides summary information regarding these properties:

Property	Location	Date Acquired	Number of Units	Purchase Price (1) (in thousands)	Monthly Rent (2)	Average Monthly Rent per Leased Unit (3)	Occupancy
Legacy at Valley Ranch	Irving, TX	10/26/2010	504	$36,713	$435,447	$899.68	96%
Poplar Creek	Schaumburg, IL	02/09/2012	196	27,772	209,752	1,146.18	93%

			700	$64,485	$645,199	$2,045.86	95%

(1) Purchase price includes acquisition fees and closing costs.

(2) Monthly rent is based on the aggregate contractual rent from leases in effect as of March 31, 2012, adjusted to reflect any contractual tenant concessions.

(3) Monthly rent per leased unit is calculated as the aggregate contractual rent from leases in effect as of March 31, 2012, adjusted to reflect any contractual tenant concessions, divided by the number of leased units.

Real Estate Investments Subsequent to March 31, 2012

Acquisition of The Residence at Waterstone

On April 6, 2012, we, through an indirect wholly owned subsidiary, KBS Legacy Partners Pikesville LLC (the “Waterstone Owner”), purchased an apartment complex containing 255 apartment units located on approximately 25.2 acres of land in Pikesville, Maryland (“The Residence at Waterstone”). The seller is not affiliated with us or our advisor. The purchase price of The Residence at Waterstone was $64.7 million plus closing costs. We funded the acquisition of The Residence at Waterstone with proceeds from The Residence at Waterstone Mortgage Loan (defined below) in the amount of $47.9 million and proceeds from this offering.

The Residence at Waterstone is located in the northwest Baltimore suburb of Pikesville, Maryland and consists of 255 apartment units, encompassing 370,436 rentable square feet. The Residence at Waterstone was constructed in 2002. At acquisition, The Residence at Waterstone was 96% leased. As of July 6, 2012, the aggregate monthly base rent, which represents the contractual rent adjusted to reflect any contractual tenant concessions (including free rent) was $407,000 and the average monthly base rent per unit, calculated as the monthly base rent divided by the number of occupied units, is approximately $1,819.

We do not intend to make significant renovations or improvements to The Residence at Waterstone in the near term. We believe this investment is adequately insured.

On April 6, 2012, the Waterstone Owner entered into a property management agreement (the “Waterstone Property Management Agreement”) with Kettler Management, Inc. (“Kettler”), which is not affiliated with us or our sponsors, pursuant to which Kettler will provide property management services with respect to The Residence at Waterstone. Concurrently with the execution of the Waterstone Property Management Agreement, the Waterstone Owner also entered into a Property Management - Account Services Agreement (the “Waterstone Services Agreement”) with Legacy Partners Residential L.P. (“LPR”), an affiliate of our sub-advisor, pursuant to which LPR will provide certain account maintenance and bookkeeping services related to The Residence at Waterstone. Under the Waterstone Services Agreement, the Waterstone Owner will pay LPR a monthly fee in an amount equal to 1% of The Residence at Waterstone’s Gross Monthly Collections (as defined in the Waterstone Property Management Agreement). Unless otherwise provided for in an Approved Operating Budget (as defined in the Waterstone Property Management Agreement), LPR will be responsible for all expenses that it incurs in rendering services pursuant to the Waterstone Services Agreement. The Waterstone Services Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 30 days’ prior written notice of its desire to terminate the Waterstone Services Agreement. Notwithstanding the foregoing, the Waterstone Owner may terminate the Waterstone Services Agreement at any time without cause upon 30 days’ prior written notice to LPR. The Waterstone Owner may also terminate the Waterstone Services Agreement with cause immediately upon notice to LPR and the expiration of any applicable cure period. LPR may terminate the Waterstone Services Agreement at any time without cause upon 90 days’ prior written notice to the Waterstone Owner.

Acquisition of Legacy Crescent Park

On May 3, 2012, we, through an indirect wholly owned subsidiary, KBS Legacy Partners Greer LLC (the “Crescent Park Owner”), purchased an apartment complex containing 240 apartment units located on approximately 21.7 acres of land in Greer, South Carolina (“Legacy Crescent Park”) and through another indirect wholly owned subsidiary, KBS Legacy Partners Greer Land LLC, purchased several parcels of undeveloped land adjacent to Legacy Crescent Park totaling approximately 5.3 acres (the “Adjacent Land”). The seller is not affiliated with us or our advisor. The purchase price of Legacy Crescent Park was $20.6 million plus closing costs and the purchase price of the Adjacent Land was $0.2 million plus closing costs. We funded these acquisitions with proceeds from the Legacy Crescent Park Mortgage Loan (defined below) in the amount of $14.6 million and proceeds from this offering.

Legacy Crescent Park is located in the Greenville-Spartanburg market of Greer, South Carolina and consists of 240 apartment units, encompassing 212,820 rentable square feet. Legacy Crescent Park was constructed in 2008. At acquisition, Legacy Crescent Park was 95% occupied. As of July 6, 2012, the aggregate monthly base rent, which represents the contractual rent adjusted to reflect any contractual tenant concessions (including free rent) was $182,000 and the average monthly base rent per unit, calculated as the monthly base rent divided by the number of occupied units, is approximately $779.

We do not intend to make significant renovations or improvements to Legacy Crescent Park in the near term. We believe this investment is adequately insured.

On May 3, 2012, the Crescent Park Owner entered into a property management agreement (the “Crescent Park Property Management Agreement”) with GREP Southeast, LLC (“GREP Southeast”), which is not affiliated with us or our sponsors, pursuant to which GREP Southeast will provide property management services with respect to Legacy Crescent Park. Concurrently with the execution of the Crescent Park Property Management Agreement, the Crescent Park Owner also entered into a Property Management - Account Services Agreement (the “Crescent Park Services Agreement”) with LPR, pursuant to which LPR will provide certain account maintenance and bookkeeping services related to Legacy Crescent Park. Under the Crescent Park Services Agreement, the Crescent Park Owner will pay LPR a monthly fee in an amount equal to 1% of Legacy Crescent Park’s Gross Monthly Collections (as defined in the Crescent Park Property Management Agreement). Unless otherwise provided for in an Approved Operating Budget (as defined in the Crescent Park Property Management Agreement), LPR will be responsible for all expenses that it incurs in rendering services pursuant to the Crescent Park Services Agreement. The Crescent Park Services Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 30 days’ prior written notice of its desire to terminate the Crescent Park Services Agreement. Notwithstanding the foregoing, the Crescent Park Owner may terminate the Crescent Park Services Agreement at any time without cause upon 30 days’ prior written notice to LPR. The Crescent Park Owner may also terminate the Crescent Park Services Agreement with cause immediately upon notice to LPR and the expiration of any applicable cure period. LPR may terminate the Crescent Park Services Agreement at any time without cause upon 90 days’ prior written notice to the Crescent Park Owner.

Acquisition of Legacy at Martin’s Point

On May 31, 2012, we, through an indirect wholly owned subsidiary, KBS Legacy Partners Lombard LLC (the “Martin’s Point Owner”), purchased an apartment complex containing 256 apartment units located on approximately 13.2 acres of land in Lombard, Illinois (“Legacy at Martin’s Point”). The seller is not affiliated with us or our advisor. The purchase price of Legacy at Martin’s Point was $35.5 million plus closing costs. We funded the acquisition of Legacy at Martin’s Point with proceeds from the Legacy at Martin’s Point Mortgage Loan (defined below) in the amount of $23.0 million and proceeds from this offering.

Legacy at Martin’s Point is located in the Chicago suburb of Lombard, Illinois and consists of 256 apartment units, encompassing 201,924 rentable square feet. Legacy at Martin’s Point was constructed in 1989 and partially renovated in 2009. At acquisition, Legacy at Martin’s Point was 97% occupied. As of July 6, 2012, the aggregate monthly base rent, which represents the contractual rent adjusted to reflect any contractual tenant concessions (including free rent) was $279,000 and the average monthly base rent per unit, calculated as the monthly base rent divided by the number of occupied units, is approximately $1,140.

We do not intend to make significant renovations or improvements to Legacy at Martin’s Point in the near term. We believe this investment is adequately insured.

On May 31, 2012, the Martin’s Point Owner entered into a property management agreement (the “Martin’s Point Property Management Agreement”) with RMK Management Corporation (“RMK”), which is not affiliated with us or our sponsors, pursuant to which RMK will provide property management services with respect to Legacy at Martin’s Point. Concurrently with the execution of the Martin’s Point Property Management Agreement, the Martin’s Point Owner also entered into a Property Management - Account Services Agreement (the “Martin’s Point Services Agreement”) with LPR, pursuant to which LPR will provide certain account maintenance and bookkeeping services related to Legacy at Martin’s Point. Under the Martin’s Point Services Agreement, the Martin’s Point Owner will pay LPR a monthly fee in an amount equal to 1% of Legacy at Martin’s Point’s Gross Monthly Collections (as defined in the Martin’s Point Property Management Agreement). Unless otherwise provided for in an Approved Operating Budget (as defined in the Martin’s Point Property Management Agreement), LPR will be responsible for all expenses that it incurs in rendering services pursuant to the Martin’s Point Services Agreement. The Martin’s Point Services Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 30 days’ prior written notice of its desire to terminate the Martin’s Point Services Agreement. Notwithstanding the foregoing, the Martin’s Point Owner may terminate the Martin’s Point Services Agreement at any time without cause upon 30 days’ prior written notice to LPR. The Martin’s Point Owner may also terminate the Martin’s Point Services Agreement with cause immediately upon notice to LPR and the expiration of any applicable cure period. LPR may terminate the Martin’s Point Services Agreement at any time without cause upon 90 days’ prior written notice to the Martin’s Point Owner.

Investment Yield

The weighted-average year-one yield of real estate properties we acquired during the 12 months ended July 6, 2012, consisting of Poplar Creek, The Residence at Waterstone, Legacy Crescent Park and Legacy at Martin’s Point, is approximately 6.0%. The year-one yield of a property is equal to the estimated first year net operating income of the property divided by the purchase price of the property, excluding closing costs and acquisition fees. Estimated first year net operating income on our real estate investments is the total estimated gross income (rental income, tenant reimbursements, parking income and other property-related income) derived primarily from the terms of in-place leases at the time we acquire each property, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) based on the operating history of each property, contracts in place or under negotiation and our plans for operation of each property for a one-year period of time after acquisition of such property. Estimated first year net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and our company-level general and administrative expenses. Estimated operating income for these properties is not necessarily indicative of future operating results.

Outstanding Debt Obligations

As of March 31, 2012, our borrowings and other liabilities were approximately 53% of the cost (before depreciation or other noncash reserves) of our tangible assets. The following table details our outstanding notes payable as of March 31, 2012 (dollars in thousands):

	Outstanding Principal Balance	Contractual Interest Rate (1)	Payment Type	Maturity Date (2)	% of Indebtedness
Mortgage Note Payable
Legacy at Valley Ranch Mortgage Loan	$32,500	3.9%	Principal & Interest	04/01/2019	61%
Poplar Creek Mortgage Loan	20,400	4.0%	Principal & Interest	03/01/2019	39%

Total Notes Payable, net	$52,900				100%

(1) Contractual interest rate represents the interest rate in effect under the loan as of March 31, 2012.

(2) Represents the initial maturity date or the maturity date as extended as of March 31, 2012.

Debt Financings Subsequent to March 31, 2012

The Residence at Waterstone Mortgage Loan

On April 6, 2012, in connection with the acquisition of The Residence at Waterstone, the Waterstone Owner entered into a seven-year multifamily note with CBRE Capital Markets, Inc. for borrowings of $47.9 million secured by The Residence at Waterstone (“The Residence at Waterstone Mortgage Loan”). The Residence at Waterstone Mortgage Loan matures on May 1, 2019 and bears interest at a fixed rate of 3.79%. Monthly payments are initially interest-only. Beginning on June 1, 2014, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years for the balance of the loan, with the remaining principal balance and all accrued and unpaid interest due at maturity. The Waterstone Owner has the right to repay the loan in whole (but not in part) subject to certain conditions and a formula-based yield maintenance premium, unless the loan is securitized, in which case the loan cannot be prepaid until six months prior to maturity, but is defeasible subject to certain conditions. The loan is fully assumable by a subsequent purchaser of The Residence at Waterstone.

KBS Legacy Partners Properties LLC (“KBSLPP”), our indirect wholly owned subsidiary, is providing a limited guaranty of The Residence at Waterstone Mortgage Loan with respect to certain potential costs, expenses, losses, damages and other sums for which the Waterstone Owner is personally liable under the loan documents, including losses or damages which may result from certain intentional actions committed by the Waterstone Owner or its affiliates in violation of the loan documents. KBSLPP is also providing a guaranty of the principal balance and any interest or other sums outstanding under The Residence at Waterstone Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the Waterstone Owner under The Residence at Waterstone Mortgage Loan.

Legacy Crescent Park

On May 3, 2012, in connection with the acquisition of Legacy Crescent Park, the Crescent Park Owner entered into a seven-year multifamily note with Berkeley Point Capital LLC for borrowings of $14.6 million secured by Legacy Crescent Park (the “Legacy Crescent Park Mortgage Loan”). The Legacy Crescent Park Mortgage Loan matures on June 1, 2019 and bears interest at a fixed rate of 3.47%. Monthly payments are initially interest-only. Beginning on July 1, 2013, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years for the balance of the loan, with the remaining principal balance and all accrued and unpaid interest due at maturity. The Crescent Park Owner has the right to repay the loan in whole (but not in part) subject to certain conditions and a formula-based yield maintenance premium. The loan is fully assumable by a subsequent purchaser of Legacy Crescent Park.

KBSLPP is providing a limited guaranty of the Legacy Crescent Park Mortgage Loan with respect to certain potential costs, expenses, losses, damages and other sums for which the Crescent Park Owner is personally liable under the loan documents, including losses or damages which may result from certain intentional actions committed by the Crescent Park Owner or its affiliates in violation of the loan documents. KBSLPP is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Legacy Crescent Park Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the Crescent Park Owner under the Legacy Crescent Park Mortgage Loan.

Legacy at Martin’s Point

On May 31, 2012, in connection with the acquisition of Legacy at Martin’s Point, the Martin’s Point Owner entered into a seven-year multifamily note with M&T Realty Capital Corporation for borrowings of $23.0 million secured by Legacy at Martin’s Point (“Legacy at Martin’s Point Mortgage Loan”). Legacy at Martin’s Point Mortgage Loan matures on June 1, 2019 and bears interest at a fixed rate of 3.33%. Monthly payments are initially interest-only. Beginning on July 1, 2014, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years for the balance of the loan, with the remaining principal balance and all accrued and unpaid interest due at maturity. The Martin’s Point Owner has the right to repay the loan in whole (but not in part) subject to certain conditions and a formula-based yield maintenance premium. The loan is fully assumable by a subsequent purchaser of Legacy at Martin’s Point.

KBSLPP is providing a limited guaranty of Legacy at Martin’s Point Mortgage Loan with respect to certain potential costs, expenses, losses, damages and other sums for which the Martin’s Point Owner is personally liable under the loan documents, including losses or damages which may result from certain intentional actions committed by the Martin’s Point Owner or its affiliates in violation of the loan documents. KBSLPP is also providing a guaranty of the principal balance and any interest or other sums outstanding under Legacy at Martin’s Point Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the Martin’s Point Owner under Legacy at Martin’s Point Mortgage Loan.

Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2011 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2012, both incorporated by reference into this prospectus (in thousands, except share and per share amounts):

		March 31, 2012	December 31, 2011	December 31, 2010
Balance sheet data
Total real estate, net		$61,319	$34,592	$35,887
Total assets		107,182	60,521	40,376
Total liabilities		56,207	25,990	39,336
Redeemable common stock		581	350	-
Total stockholders’ equity		50,394	34,181	1,040

	For the Three Months Ended		For the Years Ended
	March 31, 2012	March 31, 2011	December 31, 2011	December 31, 2010

Operating data
Total revenues	$1,814	$1,301	$5,372	$928
Net loss	(1,073)	(1,158)	(2,093)	(2,054)
Net loss per common share - basic and diluted	(0.19)	(2.35)	(1.21)	(50.02)

Other data
Cash flows used in operating activities	$(1,899)	$(302)	$(1,845)	$(540)
Cash flows used in investing activities	(27,266)	(128)	(595)	(12,965)
Cash flows provided by financing activities	47,434	3,682	22,387	16,431

Distributions declared	$907	$79	$1,127	$10

Distributions declared per common share (1)	0.160	0.160	0.650	0.028

Weighted-average number of common shares outstanding, basic and diluted	5,661,615	492,467	1,734,410	41,063

Reconciliation of funds from operations (2)
Net loss	$(1,073)	$(1,158)	$(2,093)	$(2,054)
Depreciation of real estate assets	321	209	858	207
Amortization of lease-related costs	218	753	1,032	552

FFO	$(534)	$(196)	$(203)	$(1,295)

(1) Distributions declared per common share assumes each share was issued and outstanding each day from December 16, 2010 through February 28, 2012 and March 1, 2012 through March 31, 2012. Distributions for the period from December 16, 2010 through February 28, 2012 and March 1, 2012 through March 31, 2012 are based on daily record dates and calculated at a rate of $0.00178082 per share per day.

(2) We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of an apartment REIT. We compute FFO in accordance with the current National Association of Real Estate Investment Trusts’ (“NAREIT”) definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with U.S. generally accepted accounting principles (“GAAP”) implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Investors should use caution when using non-GAAP performance measures, such as FFO, to make investment decisions. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.

Funds from Operations for the Three Months Ended March 31, 2012 and 2011 and the Years Ended

December 31, 2011 and 2010

We believe that FFO is a beneficial indicator of the performance of an equity REIT. We compute FFO in accordance with the current NAREIT definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.

Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table for the three months ended March 31, 2012 and 2011 and the years ended December 31, 2011 and 2010 (in thousands):

	For the Three Months Ended		For the Years Ended
	March 31, 2012	March 31, 2011	December 31, 2011	December 31, 2010
Net loss	$(1,073)	$(1,158)	$(2,093)	$(2,054)
Depreciation of real estate assets	321	209	858	207
Amortization of lease-related costs	218	753	1,032	552

FFO	$(534)	$(196)	$(203)	$(1,295)

Set forth below is additional information related to certain items included in net loss above, which may be helpful in assessing our operating results. Please see the accompanying consolidated statements of cash flows for details of our operating, investing, and financing cash activities.

Significant Items Included in Net Loss:

•	Acquisition fees and expenses related to the purchase of real estate of approximately $0.4 million for the three months ended March 31, 2012 and $0.6 million for the year ended December 31, 2010;

•

Interest expense from the amortization of deferred financing costs related to notes payable of approximately $0.2 million and $86,000 for the three months ended March 31, 2012 and 2011, respectively, and approximately $149,000 and $61,000 for the years ended December 31, 2011 and 2010, respectively; and

•

Interest expense from the amortization of the premium on notes payable of $(0.4) million and $(18,000) for the three months ended March 31, 2012 and 2011, respectively, and $(75,000) and $(19,000) for the years ended December 31, 2011 and 2010, respectively.

FFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO, such as tenant improvements, building improvements and deferred leasing costs. For the three months ended March 31, 2012, our negative FFO was due to limited operations as we owned only two real estate investments. We expect FFO to improve as we continue to grow.

Information with Respect to Distributions for the year ended December 31, 2011 and the First Quarter of 2012

Until we have fully invested the proceeds of our primary offering, and for some period after our offering stage, we may not be able to pay distributions solely from our cash flows from operating activities or FFO, in which case distributions may be paid in whole or in part from debt financing and/or proceeds from the issuance of common stock. Distributions declared, distributions paid and cash flows from (used in) operating activities were as follows for the year ended December 31, 2011 and for the quarter ending March 31, 2012 (in thousands, except per share amounts):

			Distributions Paid (3)				Source of Distributions Paid
Period	Distributions Declared (1)	Distribution Declared Per Share (1) (2)	Cash	Reinvested	Total	Cash Flows From (Used in) Operating Activities	Amount Paid from Cash Flows From Operating Activities/Percentage of Distributions Paid		Amount Paid from Borrowings/Percentage of Distributions Paid
First Quarter 2011	$79	$0.160	$33	$20	$53	$(302)	$-	/0%	$53	/100%
Second Quarter 2011	177	$0.162	97	48	145	156	-	/0%	145	/100%
Third Quarter 2011	300	0.164	159	90	249	(476)	-	/0%	249	/100%
Fourth Quarter 2011	571	0.164	264	192	456	(1,223)	-	/0%	456	/100%
First Quarter 2012	907	0.160	449	340	789	(1,899)	-	/0%	789	/100%

	$2,034	$0.810	$1,002	$690	$1,692	$(3,744)	$-		$1,692

(1) Distributions for the period from January 1, 2011 through February 28, 2012 and March 1, 2012 through March 31, 2012 are based on daily record dates and are calculated at a rate of $0.00178082 per share per day.

(2) Assumes shares were issued and outstanding each day during the periods presented.

(3) Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid approximately 15 days following month end.

For the year ended December 31, 2011, we paid aggregate distributions of $0.9 million, including $0.5 million of distributions paid in cash and $0.4 million of distributions reinvested through our dividend reinvestment plan. Cash flow used in operations for the year ended December 31, 2011, was $1.8 million. We funded 100% of total distributions paid for the year ended December 31, 2011, which includes cash distributions and dividends reinvested by stockholders, with debt financing.

For the three months ended March 31, 2012, we paid aggregate distributions of $0.8 million, including $0.5 million of distributions paid in cash and $0.3 million of distributions reinvested through our dividend reinvestment plan. Cash flow used in operations for the three months ended March 31, 2012, was $1.9 million. We funded 100% of total distributions paid for the three months ended March 31, 2012, which includes cash distributions and dividends reinvested by stockholders, with debt financing.

All non-operating expenses (including general and administrative expenses), debt service and other obligations are assumed to be paid from gross offering proceeds as permitted by our offering documents and loan agreement.

From inception through March 31, 2012, we declared aggregate distributions of $2.0 million and our cumulative net loss during the same period was $5.2 million. To the extent that we pay distributions from sources other than our cash flow from operations, we will have less funds available for investment in properties and other assets, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flow from operations and FFO (except with respect to distributions related to sales of our assets). However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed under “Risk Factors” in the prospectus. Those factors include: the future operating performance of our investments in the existing real estate and financial environment; our ability to identify investments that are suitable to execute our investment objectives; the success and economic viability of our tenants; changes in interest rates on our variable rate debt obligations; and the level of participation in our dividend reinvestment plan. In the event our FFO and/or cash flow from operations decrease in the future, the level of our distributions may also decrease. In addition, future distributions declared and paid may exceed FFO and/or cash flow from operations.

Distributions Declared for June 2012 through August 2012

On May 10, 2012, our board of directors declared distributions based on daily record dates for the period from June 1, 2012 through June 30, 2012, which we paid in July 2012, and distributions based on daily record dates for the period from July 1, 2012 through July 31, 2012, which we expect to pay in August 2012. On July 9, 2012, our board of directors declared distributions based on daily record dates for the period from August 1, 2012 through August 31, 2012, which we expect to pay in September 2012. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan.

Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share.

Fees Earned by and Expenses Reimbursable to Our Advisor and the Dealer Manager

Summarized below are the fees earned by and expenses reimbursable to our advisor and the dealer manager for the three months ended March 31, 2012 and 2011 and for the year ended December 31, 2011, and any related amounts payable as of March 31, 2012 and December 31, 2011 (in thousands):

	Incurred			Payable as of
	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011	Year Ended December 31, 2011	March 31, 2012	December 31, 2011
	(unaudited)	(unaudited)		(unaudited)
Form of Compensation
Selling commissions	$1,258	$260	$2,609	$-	$-
Dealer manager fees	638	126	1,287	-	-
Reimbursable other offering costs	1,374	249	2,583	1,382	36
Acquisition fees on real properties	276	-	-	276	-
Asset management fees	129	89	362	-	-
Reimbursable operating expenses (1)	13	16	60	5	-
Related party interest expense	10	213	401	-	-
Property management fees	4	-	-
Origination fees on unsecured note payable due to affiliate	-	-	-	-	-
Disposition fee	-	-	-	-	-
Subordinated participation in net cash flows	-	-	-	-	-
Subordinated incentive listing fee	-	-	-	-	-

	$3,702	$953	$7,302	$1,663	$36

(1) In addition, our advisor may seek reimbursement for employee costs under the Advisory Agreement. We have reimbursed our advisor for our allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to us. These amounts totaled $13,000, $16,000 and $60,000 for the three months ended March 31, 2012 and 2011 and the year ended December 31, 2011, respectively, and were the only employee costs reimbursable under the Advisory Agreement through March 31, 2012. We will not reimburse for employee costs in connection with services for which KBS Capital Advisors earns acquisition or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the Advisor or its affiliates may pay to our executive officers.

Information Regarding Our Share Redemption Program

Our share redemption program contains numerous restrictions on your ability to redeem your shares. Among other restrictions, during each calendar year, redemptions are limited to the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year. This restriction may significantly limit your ability to have your shares redeemed pursuant to our share redemption program. During the year ended December 31, 2010, we did not issue any shares under the dividend reinvestment plan, and accordingly, had no funds available for redemption under our share redemption program in 2011. During the year ended December 31, 2010, we did not receive any requests to have shares redeemed pursuant to the share redemption program. During the three months ended March 31, 2012, we redeemed $0.1 million of common stock, which represented all redemption requests received in good order and eligible for redemption through the March 31, 2012 redemption date. Based on the amount of net proceeds raised from the sale of shares under the dividend reinvestment plan during 2011 and redemptions through March 31, 2012, we may redeem up to $0.2 million of shares for the remainder of 2012.

Our board of directors may amend, suspend or terminate the share redemption program upon 30 days’ notice to our stockholders.

Indebtedness

As of March 31, 2012, we had $52.9 million of mortgage debt outstanding. Our mortgage debt consisted of a $32.5 million fixed rate mortgage loan maturing in April 2019 secured by Legacy at Valley Ranch and a $20.4 million fixed rate mortgage loan maturing in March 2019 secured by Poplar Creek. As of March 31, 2012, our total liabilities were approximately 53% of the cost (before depreciation or other noncash reserves) of our tangible assets.

On April 6, 2012, we funded the acquisition of The Residence at Waterstone with a seven-year multifamily note for borrowings of $47.9 million. On May 3, 2012, we funded the acquisition of Legacy Crescent Park with a seven-year multifamily note for borrowings of $14.6 million. On May 31, 2012, we funded the acquisition of Legacy at Martin’s Point with a seven-year multifamily note for borrowings of $23.0 million. See “Real Estate Investment Summary – Debt Financings Subsequent to March 31, 2012” above.

Risk Factors

The following risk factor supplements the risk factors appearing in the prospectus.

We have paid distributions from financings and expect that in the future we may not pay distributions solely from our cash flow from operations. To the extent that we pay distributions from sources other than our cash flow from operations, we will have less funds available for investment in properties and other assets, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.

Our organizational documents permit us to pay distributions from any source, including offering proceeds or borrowings (both of which may constitute a return of capital). We have paid distributions from financings and expect that in the future we may not pay distributions solely from our cash flow from operations, in which case distributions may be paid in whole or in part from debt financing. We may also fund such distributions from the sale of assets. To the extent that we pay distributions from sources other than our cash flow from operations, we will have fewer funds available for investment in real estate properties and other real estate-related investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution. We expect to have little, if any, cash flow from operations available for distribution until we make substantial investments. In addition, to the extent distributions exceed cash flow from operations, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain. There is no limit on the amount of distributions we may fund from sources other than from cash flows from operations.

For the year ended December 31, 2011, we paid aggregate distributions of $0.9 million, including $0.5 million of distributions paid in cash and $0.4 million of distributions reinvested through our dividend reinvestment plan. We funded 100% of total distributions paid for the year ended December 31, 2011, which includes cash distributions and dividends reinvested by stockholders, with debt financing. For the three months ended March 31, 2012, we paid aggregate distributions of $0.8 million, including $0.5 million of distributions paid in cash and $0.3 million of distributions reinvested through our dividend reinvestment plan. We funded 100% of total distributions paid for the three months ended March 31, 2012, which includes cash distributions and dividends reinvested by stockholders, with debt financing.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to the effects of interest rate changes as a result of borrowings used to maintain liquidity and to fund the acquisition, expansion and refinancing of our real estate investment portfolio and operations. Our profitability and the value of our investment portfolio may be adversely affected during any period as a result of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs. We have managed and will continue to manage interest rate risk by maintaining a ratio of fixed rate, long-term debt such that floating rate exposure is kept at an acceptable level. In addition, we may utilize a variety of financial instruments, including interest rate caps, floors, and swap agreements, in order to limit the effects of changes in interest rates on our operations. When we use these types of derivatives to hedge the risk of interest-earning assets or interest-bearing liabilities, we may be subject to certain risks, including the risk that losses on a hedge position will reduce the funds available for payments to holders of our common stock and that the losses may exceed the amount we invested in the instruments.

We intend to borrow funds at a combination of fixed and variable rates. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate debt unless such instruments mature or are otherwise terminated. However, interest rate changes will affect the fair value of our fixed rate instruments. At March 31, 2012, the fair value estimate of our fixed rate debt was $54.7 million and the carrying value of our fixed rate debt was $52.9 million. The fair value estimate of our fixed rate debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated at March 31, 2012. As we expect to hold our fixed rate instrument to maturity and the amounts due under such instrument would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed rate instruments, would have a significant impact on our operations.

Conversely, movements in interest rates on variable rate debt would change our future earnings and cash flows, but, generally, not significantly affect the fair value of those instruments. However, changes in required risk premiums would result in changes in the fair value of floating rate instruments. At March 31, 2012, we did not have any variable rate debt outstanding.

The weighted-average interest rate of our fixed rate debt at March 31, 2012 was 3.9%. The weighted-average interest rate represents the actual interest rate in effect at March 31, 2012 using interest rate indices as of March 31, 2012 where applicable.

Experts

The consolidated financial statements and financial statement schedule of KBS Legacy Partners Apartment REIT, Inc. included in its Annual Report on Form 10-K for the year ended December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The (i) statement of revenues over certain operating expenses of Legacy at Martin’s Point for the year ended December 31, 2011, incorporated by reference in this prospectus from KBS Legacy Partners Apartment REIT, Inc.’s Current Report on Form 8-K/A filed with the SEC on June 27, 2012, (ii) the statement of revenues over certain operating expenses of Legacy Crescent Park for the year ended December 31, 2011, incorporated by reference in this prospectus from KBS Legacy Partners Apartment REIT, Inc.’s Current Report on Form 8-K/A filed with the SEC on May 29, 2012, (iii) the statement of revenues over certain operating expenses of The Residence at Waterstone for the year ended December 31, 2011, incorporated by reference in this prospectus from KBS Legacy Partners Apartment REIT, Inc.’s Current Report on Form 8-K/A filed with the SEC on May 10, 2012, (iv) the statement of revenues over certain operating expenses of Poplar Creek for the year ended December 31, 2010, incorporated by reference in this prospectus from KBS Legacy Partners Apartment REIT, Inc.’s Current Report on Form 8-K/A filed with the SEC on April 12, 2012, and (v), the statement of revenues over certain operating expenses of Legacy at Valley Ranch for the year ended December 31, 2009 incorporated by reference in this prospectus from KBS Legacy Partners Apartment REIT, Inc.’s Current Report on Form 8-K/A filed with the SEC on December 23, 2010 all have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such statements of revenues over certain operating expenses are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Incorporation of Certain Information by Reference

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You can access documents that are incorporated by reference into this prospectus at the website maintained for us, other KBS-sponsored programs and our advisor and its affiliates at www.kbsreits.com (URL for documents: https://www.kbs-cmg.com/~/Apartment_REIT/Apartment_info.htm). There is additional information about us and our affiliates at our website, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.

The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-161449), except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Quarterly Report on Form 10-Q for the three months ended March 31, 2012 filed with the SEC on May 11, 2012;

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC on March 13, 2012;

•	Definitive proxy statement on Schedule 14A filed with the SEC on April 13, 2012;

•	The description of our common stock contained in our Registration Statement on Form 8-A12G (Reg. No. 000-54673), filed with the SEC on April 27, 2012;

•	Current Report on Form 8-K filed with the SEC on July 12, 2012;

•	Current Report on Form 8-K/A filed with the SEC on June 27, 2012;

•	Current Report on Form 8-K filed with the SEC on June 4, 2012;

•	Current Report on Form 8-K/A filed with the SEC on May 29, 2012;

•	Current Report on Form 8-K/A filed with the SEC on May 10, 2012;

•	Current Report on Form 8-K filed with the SEC on May 7, 2012;

•	Current Report on Form 8-K filed with the SEC on April 13, 2012;

•	Current Report on Form 8-K/A filed with the SEC on April 12, 2012;

•	Current Report on Form 8-K filed with the SEC on April 10, 2012;

•	Current Report on Form 8-K filed with the SEC on March 8, 2012;

•	Current Report on Form 8-K filed with the SEC on February 17, 2012;

•	Current Report on Form 8-K filed with the SEC on February 9, 2012;

•	Current Report on Form 8-K filed with the SEC on January 25, 2012;

•	Current Report on Form 8-K filed with the SEC on January 4, 2012; and

•	Current Report on Form 8-K/A filed with the SEC on December 23, 2010.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:

KBS Capital Markets Group LLC

660 Newport Center Drive, Suite 1200

Newport Beach, California 92660

Telephone: (866) KBS-4CMG or (866) 527-4264

Fax: (949) 717-6201

www.kbs-cmg.com

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

SUPPLEMENTAL INFORMATION – The prospectus of KBS Legacy Partners Apartment REIT, Inc. consists of this sticker, the prospectus dated April 13, 2012, supplement no. 1 dated April 13, 2012, supplement no. 6 dated July 25, 2012 and any supplements filed subsequent thereto.

Supplement no. 1 includes:

•	prior performance information through December 31, 2011.

Supplement no. 6 includes:

•	the status of the offering;

•	information with respect to our real estate investments, including yield on real estate investments and outstanding debt obligations;

•	selected financial data;

•	funds from operations for the three months ended March 31, 2012 and 2011 and the years ended December 31, 2011 and 2010;

•	distributions declared and paid for the year ended December 31, 2011 and the first quarter of 2012;

•	distributions declared for June 2012 through August 2012;

•	fees earned by and expenses reimbursable to our advisor and the dealer manager;

•	information regarding our share redemption program;

•	information regarding our indebtedness;

•	updated risks related to an investment in us;

•	quantitative and qualitative disclosures about market risk as of and for the three months ended March 31, 2012;

•	information regarding experts; and

•	information incorporated by reference.